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                                                                    EXHIBIT 99.1


PRESS RELEASE

     December 6, 1999 - VersaTel Telecom International N.V. announced today that it intends to offer approximately 10 million ordinary shares and an initial principal amount of approximately euro 150 million convertible notes in a private placement to institutional investors. The notes will have a premium redemption structure and be convertible prior to maturity into ordinary shares of VersaTel. The price of the securities will be determined based on market conditions at the time of pricing. The securities will be offered outside the United States in reliance on Regulation S and in the United States in reliance on exemptions from the registration requirements of the U.S. Securities Act of 1933. The net proceeds of the offerings will be used for the expansion of VersaTel's network, the accelerated roll-out of DSL and for general corporate purposes and acquisitions.

     The management roadshow in respect of the combined offering will commence today in London and Amsterdam. An offering memorandum for the combined offering will become available upon approval by Amsterdam Exchanges. The combined offering is expected to be priced on or about Thursday, December 9, 1999. The shares and the convertible notes are expected to be listed on the Official Market of Amsterdam Exchanges, stock market on or about December 15, 1999 or earlier, subject to the approval of the offering memorandum for the combined offering by Amsterdam Exchanges. The managers for the offering have been granted an over-allotment option of 20% of the combined offering, exercisable within 30 days after the closing of each offering.

     The managers for the offering reserve the right to withdraw the offering of the ordinary shares and/or the offering of the notes at any time prior to payment date.

     The managers for the offerings, to the extent allowed by applicable laws and regulations, may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including purchases of the securities to stabilize their market price, purchases of the securities to cover some or all of a short position in securities. These transactions may be discontinued at any time and will not be protracted after 30 days from the closing of each offering.

     The senior convertible notes are expected to have a coupon of 4% (annual), a conversion premium range of 20%-24% and a redemption price range of 126.6%-129.9%.

     The securities to be offered have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such act.